Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

The following FAQ was provided to shareholders of NewCleo Ltd. on June 12, 2026:

This document is intended solely for newcleo LTD shareholders.

It should not be disclosed, distributed or otherwise made available to any third party without the prior written consent of newcleo LTD.

NEWCLEO LTD

Registered in England and Wales under Company number 13274878.

Registered office: 55 South Audley Street, London, W1K 2QH

Q&A – 12 June 2026

Dear Shareholder,

Following our recent public announcement in respect of our proposed business combination with NewHold Investment Corp III (“NewHold” or “SPAC”), we are providing a short summary of certain key terms of the proposed business combination. This summary is intended only for review by our shareholders, and you should not distribute this information without our prior written consent.

This summary is for information only and is preliminary and subject to change. Because we are giving you this information now, it is qualified in its entirety by the Registration Statement on Form F-4 (the “Registration Statement”), including the proxy statement/prospectus contained therein that will be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) in the second half of 2026. You should read the Registration Statement carefully and in full when it becomes available. The following questions and answers do not include all the information that may be important to our shareholders. All amounts and calculations included in this summary are illustrative in nature and subject to change based on the variables and assumptions set forth herein and more fully in the Registration Statement. The actual amounts and final calculations are subject to change and will not be certain until the closing of the business combination (“Closing”). This summary is not intended to constitute financial, legal, tax or accounting advice, and we urge you to consult with your own legal, tax and accounting advisors regarding the consequences of the proposed Transaction and you should not rely on this summary, which is being provided solely for informational purposes.

1.	What was announced?

As you know, NewCleo Ltd. (“newcleo” or the “Company”) has entered into a business combination agreement with NewHold, a Nasdaq-listed special purpose acquisition company, currently trading under the ticker symbol “NHIC.” In connection with the business combination (the “Transaction”), newcleo intends to apply to list its ordinary shares on Nasdaq under the proposed ticker symbol “NWCL,” with the listing to become effective at Closing. This is expected to occur later this year and we cannot predict timing with any additional specificity given it will depend on factors outside of our control, including the comment process with the SEC on the Registration Statement before they will declare such Registration Statement effective.

2.	What valuation does the transaction imply for my newcleo shares?

At the time of the signing of the letter of intent in respect of the Transaction, the parties agreed to value newcleo at a pre-money base equity value of $2.35 billion (€2.0 billion at an exchange rate of 0.851). This valuation is calculated on the basis of newcleo’s outstanding shares and vested options, with unvested equity awards continuing post-Closing in accordance with their terms.

However, the parties also agreed in the definitive documents in respect of the Transaction (the “Transaction Agreements”) to adjust the above equity value of newcleo upward to reflect the amounts of certain capital raises. From the date of the letter of intent in respect of the Transaction to date, newcleo completed several transactions, including the issuance of convertible bonds and a Pre-PIPE capital raise resulting in the following impacts on newcleo’s valuation in the Transaction:

•	newcleo’s equity value increasing to $2.448 billion (€2.083 billion at an exchange rate of 0.851);

•	508,681,497 aggregate diluted shares on the basis of newcleo’s outstanding shares and vested options (including 504,475,410 outstanding newcleo shares plus vested equity awards); and

•	an implied pre-money share price of $4.813 (€4.096 at an exchange rate of 0.851).

newcleo’s equity value may be further increased as a result of any additional capital raises between the date of this summary and Closing.

3.	What corporate actions will existing shareholders be required to take in order to implement the Transaction?

In order to implement the Transaction and, in particular, the listing on Nasdaq, the Company will be required to re-register as a public limited company (the “Re-registration”). As a preliminary matter step to the Re-registration, and as a result of a technical condition to the Re-registration under the UK Companies Act 2006 (the “Companies Act”), the Company intends to seek shareholder approval at a general meeting to be held on 29 June 2026 at 1.00 p.m. (BST) / 2.00 p.m. (CET) (the “First newcleo General Meeting”) to restructure the Company’s balance sheet by way of a capital reduction (the “Capital Reduction”). If approved, the Capital Reduction will reduce the Company’s share premium account to an amount of approximately €23,000,000 with the intention of creating additional distributable reserves. The Capital Reduction itself will not involve any distribution of share premium to the shareholders, nor will it reduce the underlying net assets of the Company.

Following the Capital Reduction, the Company will then be in a position to seek further shareholder approvals required for Closing at another general meeting of the Company, which is currently expected to be held in August 2026 (the “Second newcleo General Meeting”). At the Second newcleo General Meeting, the shareholders will be asked to approve all other matters required to implement the Transaction, including, without limitation: (A) the Re-registration; (B) the capital restructuring referred to in our response to Question 4 below; (C) the approval of the issuance of the newcleo ordinary shares in respect of the PIPE and the Earnout Consideration (as defined below) as applicable and required by the Transaction; (D) the adoption of a new set of articles of association appropriate for a Nasdaq listed, UK-incorporated public limited company; and (E) the approval of the Transaction, generally. Further details in respect of the Second newcleo General Meeting, including the date, time and location, will be communicated to shareholders in due course.

The matters to be approved at the First newcleo General Meeting and the Second newcleo General Meeting are actions that are required to be approved prior to Closing.

4.	How will my newcleo shares be treated in the Transaction?

The total number of newcleo shares following Closing will be determined on the basis of the valuation described above and assuming an implied value of $10.00 per share. In connection with the Transaction, newcleo will complete a restructuring of its share capital prior to Closing. As a result of this capital restructuring, at Closing, each existing newcleo ordinary share is expected to be consolidated into approximately 0.4813 newcleo ordinary shares (referred to as the “Recapitalization Factor”). The final Recapitalization Factor will be determined in accordance with the formula set forth in the business combination agreement and remains subject to the final capitalization and applicable shareholder approvals in connection with the Transaction. Below is a simplified example of the impact of the capital restructuring for an investor who holds 10,000 shares today:

Number of newcleo shares held immediately before capital restructuring	10,000
Estimated Recapitalization Factor	0.4813
Estimated number of newcleo ordinary shares held upon Closing	4,813

Implied value of 10,000 newcleo shares held immediately before capital restructuring	48,130 USD
Implied value of 4,813 newcleo shares held immediately after capital restructuring	48,130 USD

In order to calculate the estimated number of newcleo shares you will hold following the capital restructuring, please refer to the number of shares currently held by you (as specified on the share certificate emailed to you on 4 June 2026 from our Company Secretariat platform, Kudocs (and uploaded in the documents section of your Ledgy profile) and multiply such number by the estimated Recapitalization Factor. For newcleo’s current capitalization table, please refer to the most recent confirmation statement filed at the UK Companies House register on 12 June 2026, a copy of which accompanies this summary.

5.	What will existing shareholders own following Closing?

At Closing, based on the current issued share capital of newcleo and the assumptions described herein, existing newcleo shareholders (excluding PIPE investors) will hold a total of 242,802,641 newcleo ordinary shares at Closing following the capital restructuring, out of a total estimated 298,623,336 newcleo ordinary shares, representing approximately 81.4% of the go-forward ownership of newcleo. In addition, 22,000,000 newcleo ordinary shares will be issued in respect of the $220.0 million (€187.2 million at an exchange rate of 0.851) of PIPE financing raised in connection with the Transaction, representing 7.4% of the go-forward ownership of newcleo. Further, it is expected that the SPAC sponsor and its affiliates will hold approximately 1.1% of the go-forward ownership of newcleo, SPAC public shareholders will hold approximately 6.7% of the go-forward ownership of newcleo and holders of SPAC public warrants will hold 3.4% of the go-forward ownership of newcleo.

The percentage of the go-forward ownership of newcleo held by existing newcleo shareholders and the actual number of shares will change depending on, among other things, the level of SPAC shareholder redemptions, any further changes to the issued share capital, and the actual facts at Closing (including whether newcleo completes any additional capital raises prior to Closing). For example, if any of the SPAC shareholders choose to exercise their redemption rights, the percentage of the issued and outstanding newcleo shares held by the SPAC shareholders will decrease and the percentages of issued and outstanding newcleo shares held by newcleo shareholders will increase.

An illustrative table of possible ownership levels in newcleo following Closing in various SPAC shareholder redemption scenarios is set forth below (please note that the following table is intended as an illustrative example only and the calculations set forth below are subject to the further qualifications and assumptions as will be set forth in more detail in the Registration Statement):

	Assuming No Redemptions		Assuming Intermediate (50%) Redemptions		Assuming Maximum (100%) Redemptions
	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %	Number of Shares	Share Ownership %
newcleo shareholders	242,802,641	81.4%	242,802,641	84.0%	242,802,641	87.0%
SPAC shareholders with shares subject to possible redemption	19,201,220	6.4%	9,600,610	3.3%	—	0.0%
SPAC shareholders with shares subject to Non-Redemption Agreements	1,016,158	0.3%	1,016,158	0.4%	1,016,158	0.3%
Holders of SPAC founder shares and SPAC private placement shares	3,206,027	1.0%	3,206,027	1.1%	3,206,027	1.1%
Holders of SPAC public warrants	10,062,500	3.4%	10,062,500	3.5%	10,062,500	3.6%
Holders of SPAC private placement warrant	334,790	0.1%	295,682	0.1%	240,427	0.1%
PIPE Investors	22,000,000	7.4%	22,000,000	7.6%	22,000,000	7.9%
Total	298,623,336	100.0%	288,983,618	100.0%	279,327,753	100.0%

6.	Will my shares be subject to a lock-up after Closing?

Yes. All shares owned by existing newcleo shareholders immediately following Closing will be subject to a 180-day lock-up. The lock-up will not apply to PIPE shares, Pre-PIPE shares or shares acquired in open market transactions after Closing.

In limited situations, the lock-up may be released early in tranches if the trading price of the Company’s ordinary shares meets specified thresholds:

•	50% of the locked-up shares may be released if the volume-weighted average price (“VWAP”) equals or exceeds $12.00 for 20 trading days over any 30-trading-day period;

•	an additional 25% may be released if the VWAP equals or exceeds $15.00 for 20 trading days over any 30-trading-day period; and

•	the remaining 25% may be released if the VWAP equals or exceeds $18.00 for 20 trading days over any 30-trading-day period.

The lock-up provisions include some exceptions for customary permitted transfers, including transfers to affiliates, family members, estate planning vehicles, partners, members, shareholders or other equity holders, as well as transfers by gift, upon death, by operation of law, in connection with the exercise, vesting or settlement of equity awards, to cover related exercise prices or tax obligations, or with the prior written consent of newcleo’s board of directors, provided that the transferee generally agrees to remain bound by the lock-up where required. For the full language of the lock-up provisions, please refer to the amended and restated articles of association of newcleo, which will be filed as an exhibit to the Registration Statement.

7.	Will there be share transfer restrictions prior to Closing?

Requests for share transfers (which include any transactions resulting in a change in the record holder of the shares such as, for example, sales, assignments, pledges, swaps, donations, gifts and/or transfers by operation of law, such as pursuant to a settlement, divorce decree or separation agreement) will continue to be processed by the Company until 1 July 2026. After such date, the Company expects to temporarily suspend processing share transfers until Closing in order to facilitate an orderly listing process, including in connection with related corporate and regulatory requirements. If you would like the Company to process a share transfer before such temporary suspension, please note that we will need a stock transfer form completed by you, as the transferring shareholder, and a completed Know Your Customer (KYC) process of the transferee by 1 July 2026. Shareholders are encouraged to make any transfer requests as soon as possible in order to meet this deadline.

8.	Will existing shareholders be entitled to any additional consideration?

Existing newcleo shareholders will have an opportunity to earn additional shares of newcleo with an aggregate value of up to 10% of the equity value of newcleo following Closing (the “Earnout Consideration”), which will be paid pro rata in accordance with your ownership in newcleo as of immediately prior to Closing.

Shareholders will be eligible to receive the Earnout Consideration if the following conditions occurring no later than the 5-year anniversary of Closing:

•	50% of the Earnout Consideration will be earned if the VWAP of newcleo’s shares equals or exceeds $15.00 for 20 trading days over any 30-trading-day period; and

•	the remaining 50% of the Earnout Consideration will be earned if the VWAP of newcleo shares equals or exceeds $18.00 for 20 trading days over any 30-trading-day period.

At the implied pre-money valuation of $2.448 billion, a total of 24,482,702 shares would be available to existing newcleo shareholders as Earnout Consideration. The actual amount of Earnout Consideration will vary depending upon the actual facts at Closing (including whether newcleo completes any additional capital raises prior to Closing). However, assuming both of the above VWAP conditions were met and you held a number of shares representing a 1% ownership interest of newcleo as of immediately prior to Closing, you would be entitled to 244,827 additional shares (comprising 1% of the total 24,482,702 Earnout Consideration shares) on the basis of the equity valuation above. It will not be possible to calculate your exact portion of the Earnout Consideration with any reasonable certainty until the Closing given that your portion of the Earnout Consideration will be based on your pro rata ownership of newcleo as of immediately prior to the Closing.

9.	When is the transaction expected to close?

Closing is currently expected in the second half of 2026, following the NewHold shareholder vote at the extraordinary general meeting and the satisfaction or waiver of customary closing conditions, including approval of the newcleo ordinary shares for listing on Nasdaq. There can be no assurance as to the timing of completion or that the transaction will be completed. Further detail will be made available to all shareholders through the Registration Statement and related filings in due course.

10.	What are the immediate next steps for newcleo shareholders?

•	The Company intends to set the First newcleo General Meeting for 29 June 2026 at 1.00 p.m. (BST) / 2.00 p.m. (CET). Further details regarding the First newcleo General Meeting will be circulated separately.

•	The Registration Statement will be publicly filed with the SEC in the second half of 2026. The Registration Statement will contain further details and information as to the Transaction which have been summarized herein. newcleo will announce when the Registration Statement becomes available. You should read the Registration Statement carefully and in full when it becomes available.

•	The Second newcleo General Meeting is currently expected to be held in August 2026. At the Second newcleo General Meeting, the shareholders will be asked to approve all other matters required to implement the Transaction. Further details regarding the Second newcleo General Meeting (including the final timing for the meeting) will be circulated separately.

•	Upon the effectiveness of the Registration Statement, the SPAC will hold an Extraordinary General Meeting of its shareholders in order to approve the Transaction. newcleo and the SPAC will publicly announce the results of this vote once it is completed.

•	Closing will occur after all conditions precedent to Closing pursuant to the Transaction Agreements are met (including approval of the Transaction by newcleo’s shareholders and the SPAC’s shareholders). The Company is working with legal counsel and its transfer agent to finalize settlement mechanics for Closing with a focus on providing a smooth settlement process for newcleo’s shareholders. You will receive additional information on mechanics for Closing later in the process.

•	The day after Closing, newcleo’s ordinary shares will begin trading on Nasdaq under the proposed ticker symbol “NWCL.”

•	180 days after newcleo’s ordinary shares begin trading on Nasdaq, you will be able to trade your shares in the open market through a broker of your choice. For additional information about the 180-day lock-up, please refer to our response to Question 6 above.

11.	When will my shares have an ISIN/CUSIP?

The Company’s ordinary shares are expected to receive securities identifiers, including an ISIN and CUSIP, at the time of Closing and listing on Nasdaq.

12.	When will I be able to deposit my shares with my broker for trading?

Having an ISIN or CUSIP does not automatically mean that you can immediately deposit your shares with your broker for trading. Following Closing, the Company’s share register will be maintained by its transfer agent. Eligibility for transferring shares to your broker and selling your shares is subject to various factors, including the 180-day lock-up as further described in our response to Question 6 above. We will provide additional information later in the process on the operational process for moving eligible shares from the Company’s register held with its transfer agent at Closing to your broker.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company has already confidentially filed a Registration Statement with the SEC, which includes a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED

BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.